Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, New Mexico 88340
Telephone: (575) 464-7777
April 8, 2009
VIA EDGAR AND FACSIMILE (202) 772-9202
Ms. Linda Cvrkel, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Inn of the Mountain Gods Resort and Casino (the “Company”) Form 10-K for year ended April 30, 2008 File No. 333-113140
Ladies and Gentlemen:
     Reference is made to your letter dated March 26, 2009 addressed to the Company (the “Letter”) with respect to the above-referenced matter. In response to the Letter, this will confirm that the comment contained therein will be considered and responded to by the Company in future filings. In addition, in response to the Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please contact the undersigned.

Ms. Linda Cvrkel, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 8, 2009

Sincerely,

/s/ Tim Maland

Tim Maland
Interim Chief Operating Officer

cc:	Ms. Effie Simpson, SEC Ms. Jean Yu, SEC Ms. Pam Gallegos, Company